Exhibit 99.4

AMENDMENT NO. 1 TO

SUB-LICENSE AND DELEGATION AGREEMENT

This AMENDMENT NO. 1 TO SUB-LICENSE AND DELEGATION AGREEMENT (this "Amendment") is made and entered into as of December 29. 2021 by and among Sphere 3D Corp., an Ontario corporation ("Sphere"), and Gryphon Digital Mining, Inc., a Delaware corporation ("Gryphon", and Sphere and Gryphon, each a "Party" and collectively the "Parties").

RECITALS

A. On October 8, 2021, the Parties entered into a Sub-license and Delegation Agreement (the "Sub-License Agreement") relating to that certain Services Agreement, dated as of September 12, 2021, by and between Core Scientific, Inc. and Gryphon, and the Master Services Agreement Order #2 thereunder, pursuant to which Gryphon sub-licensed certain rights and delegated certain obligations under the MSA and Order 2 to Sphere, and Sphere accepted such sub-license of rights and delegation of obligations.

B. The parties hereto desire to amend the Sub-License Agreement as set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals and the respective covenants, agreements, representations and warranties contained herein and in the Sub-License Agreement, the Parties, intending to be legally bound, agree to amend and supplement the Sub-License Agreement as follows:

1. Definitions. All capitalized terms used herein without definition shall have the meanings ascribed to them in the Sub-License Agreement unless otherwise defined herein.

2. Amendments.

a. Section 1 shall be amended by adding the following sentence at the end: "Sphere shall advance funds for all pre-payments that are Sphere's responsibilities under this Agreement to Gryphon fifteen (15) days before such pre-payments are due to Core under Order 2, which payments may be offset by any payments then payable by Gryphon pursuant to this Agreement. Gryphon shall provide Sphere copies of all invoices issued to Gryphon relating to the MSA and/or Order 2 within forty-eight (48) business hours of recipt from Core."

b. Section 3 shall be deleted and replaced in its entirety with the following:

"3. Termination.

(a) This Agreement shall automatically terminate upon the termination of the MSA and/or Order 2 in accordance with their respective terms.

(b) In addition, upon any termination of the Merger Agreement pursuant to Section 8.01 thereof, this Agreement shall continue in full force and effect; provided, however, that upon such termination:

(i)  Up to one-half of Sphere's rights under this Agreement to access and use the assumed power consumption of the Company Facility pursuant to Order 2 (the "Potential Reversion Right Percentage")_shall revert to Gryphon pursuant to the procedures set forth in Section 3(b)(ii) below;

(ii) Sphere shall continue to make all payments due to Core pursuant to Order 2 for 90 days following the termination of the Merger Agreement (the "Transition Period").  During the Transition Period, Gryphon shall make payments to Core for any utiliization of Core power capacity by Grypon's minors.  On or before the 90th day following such termination, Gryphon shall notify Sphere in writing of the percentage of the Potential Reversion Right Percentage that it elects to have under Order 2, up to a maximum of fifty percent (50%) of Sphere's rights under this Agreement (the "Actual Reversion Percentage");

(iii) After the Transition Period, all outstanding payments to Core pursuant to Order 2 shall be paid: (A) one hundred percent (100%) minus the Actual Reversion Percentage by Sphere to Core and (B) the Actual Reversion Percentage to Gryphon by Core; and

iv) Gryphon shall repay Sphere an amount equal to the Actual Rervsion Percentage of all pre-payments made to Core before the end of the Transition Period by Sphere pursuant to Order 2 and this Agreement.  Such repayment shall payable by Gryphon to Sphere within thirty (30) days of Core's credit for applicable hosting services to Gryphon under Order 2 tied to an applicable pre-payment of hosting services."

(c) Following Section 5, the following Section 6 shall be added to this Agreement:

"The Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles. All disputes, suits, actions or proceedings relating to this Agreement ("Claims") shall be brought solely in the state or federal courts located in the State of Delaware. Each party hereby consents to the exclusive jurisdiction and venue of the State of Delaware in connection with any such dispute, suit, action or proceeding, and waives any defense of forum non conveniens in connection therewith. EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BROUGHT BY  OR  AGAINST  EITHER  PARTY  IN  CONNECTION  WITH  THIS AGREEMENT.

If  any  Claim  is  brought  by  any  party  to  enforce  its  rights  under  this Agreement  against  any other  party,  all fees, costs and expenses, including, without limitation, reasonable attorney's fees and court costs, incurred by the prevailing party regarding such Claim shall be reimbursed by the losing party; provided, that if a party to such Claim prevails in part, and loses in part, the court or other adjudicator presiding over such Claim shall award a reimbursement of the fees, costs and expenses incurred by such Party on an equitable basis."

3. Effect of Amendment. Except as amended by this Amendment, the Sub-License Agreement shall remain in full force and effect. No party shall be deemed to have waived the performance of any covenants in the Sub-License Agreement except as expressly amended by this Amendment.  In addition, if there are any inconsistencies between the Sub-License Agreement and this Amendment, the terms of this Amendment shall prevail and control for all purposes.

4. Governing Law. This Amendment shall be construed in accordance with and governed by the Laws of the State of Delaware without giving effect to the principles of conflict of laws.

5. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original regardless of the date of its execution and delivery. All such counterparts together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

SPHERE 3D CORP.

By:	/s/ Peter Tassiopoulos
Name:	Peter Tassiopoulos
Title:	Chief Executive Officer

GRYPHON DIGITAL MINING, INC.

By:	/s/ Robby Chang
Name:	Robby Chang
Title:	Chief Executive Officer